

CELEBRATING WOMEN IN SALES

Christine Rogers · 3rd
President & COO at Aspireship - We train & match high potential
sales candidates with great SaaS companies
Scottsdale, Arizona, United States · **Contact info**

500+ connections

 Aspireship

Arizona State University

Experience



President & COO
Aspireship · Full-time
Nov 2019 – Present · 2 yrs
Scottsdale, Arizona

At Aspireship, we're inspired to help the leaders of tomorrow accelerate their careers by
preparing them to succeed in the jobs of today. We're living in an era of rapid change, where
technology is transforming industries overnight. Entire generations are finding themselves in
careers they weren't prepared to succeed in when they joined the workforce and now feel
stuck, with few paths to bridge them to a successful and fulfilling career. We are here to
provide that bridge by training future leaders for exciting careers, and proactively matching
them with fast-growth employers in need of talented and ambitious professionals. Visit
www.aspireship.com for more details.

Member Revenue Collective
Revenue Collective · Full-time
May 2020 – Present · 1 yr 6 mos
Phoenix, Arizona, United States



Head of Sales and Marketing
Y Scouts · Full-time
Sep 2018 – Oct 2019 · 1 yr 2 mos
Scottsdale, AZ

Y Scouts is the leading executive search and strategy company that purpose-based
organizations turn to for finding and hiring deeply aligned, high-performing, exceptional
leaders that multiply their teams.

...see more



Senior Director, Sales / VP, Sales
MINDBODY, Inc.
Mar 2016 – Aug 2018 · 2 yrs 6 mos
Scottsdale, AZ

Highlights: Sales and Onboarding leader of high-growth SaaS company serving Beauty &
Wellness industry. Implemented sales process and purpose driven leadership development to
create highly efficient, productive inside sales organization spanning multiple North American
offices.
...see more



**Sr. Director, Sales / Director, Sales & Partner Enablement / Exec Asst, SVP Sales
/ Account Exec**
Infusionsoft
Oct 2011 – Feb 2016 · 4 yrs 5 mos
Chandler, AZ

Highlights: Fast-paced, high growth software company grew from $26M-$100M during my
tenure. Enhanced the efficiency of sales organization through leadership development, strong
adherence to process and sales methodology, and a commitment to creating a high-
performing, motivating culture.
...see more

Show 2 more experiences ⌄

Education



Arizona State University
Bachelors Degree, Justice Studies
1998 – 2002

Licenses & certifications



PDP Professional Certification
Issued Mar 2018 · No Expiration Date



Issued Mar 2018 · No Expiration Date

Volunteer experience

Board Member

Boxer Luv Rescue

May 2000 – Dec 2018 · 18 yrs 8 mos

Animal Welfare

As a Board Member of Boxer Luv Rescue, I partner with our volunteers to manage our growing non-profit organization dedicated to saving and re-homing Boxer dogs. When we began on this journey, we had less than 30 volunteers spread throughout Central and Northern Arizona. Boxer Luv has grown exponentially over the last 16 years making it one of the largest dog rescues in Arizona saving hundreds of dogs each year with over 800 volunteers. Our reputation in the rescue community is recognized by local, state, and national officials as we work to educate the public about the impact animal welfare has on the community. In 2014, we opened our thrift store, Luv To Save Thrift Shop, in Phoenix. This all-volunteer retail shop is just one additional revenue stream that enables us to continue saving Boxers every day.